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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

thinkorswim Group Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, par value $0.01 per share
(Title of Class of Securities)

88409C105
(CUSIP Number of Common Stock Underlying Class of Securities)

Ida K. Kane
thinkorswim Group Inc.
(formerly known as Investools Inc.)
45 Rockefeller Plaza, Suite 2012
New York, New York 10111
(801) 816-6918
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Ethan A. Klingsberg, Esq. and Benet J. O'Reilly, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$14,350,595	$800.76

*
Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all options having an exercise price equal to or greater than $9.95 (which is the threshold exercise price (as defined below) assumed for purposes of calculating the amount of the filing fee only, based on the closing price of a share of TD AMERITRADE Holding Corporation's common stock, par value $0.01 per share, rounded to the nearest one-tenth of a cent, as reported on The NASDAQ Global Select Market on April 16, 2009) will be eligible for exchange and will be tendered pursuant to this exchange offer. These options have an aggregate value of $14,350,595 as of April 16, 2009, calculated using a Black-Scholes option pricing model based on a price per share of the issuer's common stock of $9.695, the average of the high and low prices of the issuer's common stock as reported on The NASDAQ Global Market on April 16, 2009.

**
The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, is calculated by multiplying the Transaction Valuation by 0.00005580.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.    Summary Term Sheet.

        The information set forth under "Summary Term Sheet and Questions and Answers" in the Offer to Exchange Eligible Stock Options for Restricted Stock Units, dated April 17, 2009, attached hereto as Exhibit (a)(1)(A) (the "Offer to Exchange"), is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)    Name and Address.    The issuer is thinkorswim Group Inc., a Delaware corporation (the "Issuer" or the "Company"). The Company's principal executive offices are located at 45 Rockefeller Plaza, New York, NY 10111 and the telephone number of its principal executive offices is (801) 816-6918.

        (b)    Securities.    This Tender Offer Statement on Schedule TO relates to an offer by the Company to its eligible employees and independent contractors to exchange outstanding "underwater" options to purchase shares of the Company's common stock granted under the thinkorswim Group Inc. Second Amended and Restated 2001 Stock Option Plan (the "2001 Plan"), the Telescan, Inc. Amended and Restated 1995 Stock Option Plan, the Telescan, Inc. 2000 Stock Option Plan and the Telescan, Inc. Amended and Restated Stock Option Plan for new grants of thinkorswim restricted stock units (the "exchange offer"). For purposes of the exchange offer, an option will be considered "underwater" if the per share exercise price is equal to or greater than the sum of (i) $3.34 plus (ii) the product of (A) 0.3980 times (B) the volume-weighted average price for a share of TD AMERITRADE Holding Corporation ("TD AMERITRADE") common stock, par value $0.01 per share, rounded to the nearest one-tenth of a cent, as reported on The NASDAQ Global Select Market for the trading day immediately prior to the day on which the merger (as defined in the Offer to Exchange) occurs (the "threshold exercise price"), as described further in the Offer to Exchange under "The Exchange Offer—3. thinkorswim Options Eligible for Exchange in the Exchange Offer." This exchange offer is being made upon the terms and subject to the conditions set forth in the Offer to Exchange and the accompanying Election Form, attached hereto as Exhibit (a)(1)(C).

        The information set forth in the Offer to Exchange under each of "Summary Term Sheet and Questions and Answers", "The Exchange Offer—3. thinkorswim Options Eligible for Exchange in the Exchange Offer" and "The Exchange Offer—6. Acceptance of Eligible Options and Issuance of RSUs" is incorporated herein by reference.

        (c)    Trading Market and Price.    The information set forth in the Offer to Exchange under "The Exchange Offer—9. Price Range of thinkorswim and TD AMERITRADE Common Stock" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)    Name and Address.    The Company is both the filing person and the subject company. The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)    Material Terms.

        The information set forth in the Offer to Exchange under "Summary Term Sheet and Questions and Answers" and the sections under "The Exchange Offer" titled "2. Eligibility," "3. thinkorswim Options Eligible for Exchange in the Exchange Offer," "4. Procedures for Tendering Eligible Options," "5. Withdrawal Rights," "6. Acceptance of Eligible Options and Issuance of RSUs," "7. Conditions of this Exchange Offer," "8. Impact of the Merger on the Exchange Offer, Eligible Options and RSUs," "9. Price Range of thinkorswim and TD AMERITRADE Common Stock," "10. Source and Amount of Consideration; Terms of RSUs," "12. Legal Matters; Regulatory Approvals," "13. Material U.S. Federal

Income Tax Consequences," "14. Accounting Treatment of thinkorswim RSUs in the Exchange Offer" and "15. Extension of the Exchange Offer; Termination; Amendment" is incorporated herein by reference.

        (b)    Purchases.    The information set forth in the Offer to Exchange under "The Exchange Offer—2. Eligibility" and "The Exchange Offer—11. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (e)    Agreements Involving the Subject Company's Securities.    The information set forth in the Offer to Exchange under "The Exchange Offer—11. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" and the information set forth in the Proxy Statement/Prospectus (incorporated herein by reference to the Preliminary Proxy Statement/Prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 filed by TD AMERITRADE with the Securities and Exchange Commission (the "Commission") on March 26, 2009) under the section titled "thinkorswim Officers and Directors Have Financial Interests in the Merger" is incorporated herein by reference.

        The 2001 Plan (incorporated herein by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed by the Company with the Commission on August 8, 2008), the Telescan, Inc. Amended and Restated 1995 Stock Option Plan (incorporated herein by reference to Exhibit 99.1 of the Registration Statement on Form S-8 filed by Telescan, Inc. with the Commission on November 21, 2000), the Telescan, Inc. 2000 Stock Option Plan (incorporated herein by reference to Exhibit 99.2 of the Registration Statement on Form S-8 filed by Telescan, Inc. with the Commission on November 21, 2000) and the Telescan, Inc. Amended and Restated Stock Option Plan (incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 filed by Telescan, Inc. with the Commission on February 2, 1994), the Voting Agreement, dated as of January 8, 2009, by and between TD AMERITRADE and Lee Barba (incorporated herein by reference to Exhibit 99.1 of Amendment No. 1 to Schedule 13D filed by Lee Barba with the Commission on January 8, 2009), the Voting Agreement, dated as of January 8, 2009, by and between TD AMERITRADE and Tom Sosnoff (incorporated herein by reference to Exhibit 99.1 of Amendment No. 1 to Schedule 13D filed by Tom Sosnoff with the Commission on January 9, 2009), the Voting Agreement, dated as of January 8, 2009, by and between TD AMERITRADE and Tom Sosnoff, as trustee of the Tom Sosnoff Living Trust (incorporated herein by reference to Exhibit 99.2 of Amendment No. 1 to Schedule 13D filed by Tom Sosnoff with the Commission on January 9, 2009) and the Voting Agreement, dated as of January 8, 2009, by and between TD AMERITRADE and Scott Sheridan (incorporated herein by reference to Exhibit 99.1 of Amendment No. 1 to Schedule 13D filed by Scott Sheridan with the Commission on January 9, 2009) are incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plan or Proposals.

        (a)    Purposes.    The information set forth in the Offer to Exchange under "Summary Term Sheet and Questions and Answers" and "The Exchange Offer—1. Purpose of the Exchange Offer" is incorporated herein by reference.

        (b)    Use of Securities Acquired.    The information set forth in the Offer to Exchange under "The Exchange Offer—6. Acceptance of Eligible Options and Issuance of RSUs" and "The Exchange Offer—8. Impact of the Merger on the Exchange Offer, Eligible Options and RSUs" is incorporated herein by reference.

        (c)    Plans.    The information set forth in the Offer to Exchange under "Summary Term Sheet and Questions and Answers", "The Exchange Offer—1. Purpose of the Exchange Offer" and "The

Exchange Offer—8. Impact of the Merger on the Exchange Offer, Eligible Options and RSUs," the Proxy Statement/Prospectus under "thinkorswim Proposal 1—The Merger," and the agreement and plan of merger, dated as of January 8, 2009, by and among TD AMERITRADE, Tango Acquisition Corporation One, Tango Acquisition Corporation Two and the Company (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the Commission on January 12, 2009) is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)    Source of Funds.    The information set forth in the Offer to Exchange under "Summary Term Sheet and Questions and Answers," "The Exchange Offer—10. Source and Amount of Consideration; Terms of RSUs" and "The Exchange Offer—16. Fees and Expenses; Source of Funds" is incorporated herein by reference.

        (b)    Conditions.    The information set forth in the Offer to Exchange under "Summary Term Sheet and Questions and Answers" and "The Exchange Offer—7. Conditions of this Exchange Offer" is incorporated herein by reference.

        (d)    Borrowed Funds.    Not applicable.

Item 8.    Interest in Securities of the Subject Company.

        (a)    Securities Ownership.    The information set forth under Item 2(a) above and in the Offer to Exchange under "The Exchange Offer—11. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.

        (b)    Securities Transactions.    The information set forth under Item 2(a) above and in the Offer to Exchange under "The Exchange Offer—11. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        The information set forth in the Offer to Exchange under "The Exchange Offer—16. Fees and Expenses; Source of Funds" is incorporated herein by reference.

Item 10.    Financial Statements.

        (a)    Financial Information.    The information set forth in Item 8 ("Financial Statements and Supplementary Data") of the Company's Annual Report on Form 10-K for the year ended December 31, 2008 and the information set forth in the Offer to Exchange under "The Exchange Offer—18. Additional Information" is incorporated herein by reference.

        (b)    Pro Forma Information.    Not applicable.

Item 11.    Additional Information.

        (a)    Agreements, Regulatory Requirements and Legal Proceedings.

        The information set forth in Item 1A. ("Risk Factors") and Item 3 ("Legal Proceedings") of the Company's Annual Report on Form 10-K for the year ended December 31, 2008, the information set forth in the Preliminary Proxy Statement/Prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 filed by TD AMERITRADE with the Commission on March 26, 2009, and the information set forth in the Offer to Exchange under "Risk Factors Relating to the Exchange Offer," "Valuation Risks," "The Exchange Offer—11. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" and "The Exchange Offer—12. Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (b)    Other Material Information.    Not applicable.

Item 12.    Exhibits.

        The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

Item 13.    Information Required by Schedule 13E-3

        Not applicable.

 EXHIBIT INDEX

Exhibit No.	Document
(a)(1)(A)	Offer to Exchange Eligible Stock Options for Restricted Stock Units, dated April 17, 2009
(a)(1)(B)	Form of Communication to Eligible Individuals Announcing the Exchange Offer
(a)(1)(C)	Election Form
(a)(1)(D)	Form of Election Withdrawal Notice
(a)(1)(E)	Form of Personal Summary Statement
(a)(1)(F)	Proposed Form of Second Amended and Restated 2001 Stock Option Plan as amended to permit the grant of Restricted Stock Units
(a)(1)(G)	Proposed Form of Restricted Stock Unit Agreement (Non-Key Management)
(a)(1)(H)	Proposed Form of Restricted Stock Unit Agreement (Key Management)
(a)(1)(I)	Notice of Threshold Exercise Price
(a)(1)(J)	Agreement and Plan of Merger, dated as of January 8, 2009, by and among TD AMERITRADE, Tango Acquisition Corporation One, Tango Acquisition Corporation Two and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the Commission on January 12, 2009)
(a)(1)(K)	Proxy Statement/Prospectus (incorporated by reference to the Proxy Statement/Prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 filed by TD AMERITRADE with the Commission on March 26, 2009)
(b)	Not applicable
(d)(1)	The thinkorswim Group Inc. Second Amended and Restated 2001 Stock Option Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed by the Company with the Commission on August 8, 2008)
(d)(2)	The Telescan, Inc. Amended and Restated 1995 Stock Option Plan (incorporated by reference to Exhibit 99.1 of the Registration Statement on Form S-8 filed by Telescan, Inc. with the Commission on November 21, 2000)
(d)(3)	The Telescan, Inc. 2000 Stock Option Plan (incorporated by reference to Exhibit 99.2 of the Registration Statement on Form S-8 filed by Telescan, Inc. with the Commission on November 21, 2000)
(d)(4)	The Telescan, Inc. Amended and Restated Stock Option Plan (incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 filed by Telescan, Inc. with the Commission on February 2, 1994)
(d)(5)	Voting Agreement, dated as of January 8, 2009, by and between TD AMERITRADE and Lee Barba (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to Schedule 13D filed by Lee Barba with the Commission on January 8, 2009)
(d)(6)	Voting Agreement, dated as of January 8, 2009, by and between TD AMERITRADE and Tom Sosnoff (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to Schedule 13D filed by Tom Sosnoff with the Commission on January 9, 2009)
(d)(7)	Voting Agreement, dated as of January 8, 2009, by and between TD AMERITRADE and Tom Sosnoff, as trustee of the Tom Sosnoff Living Trust (incorporated by reference to Exhibit 99.2 of Amendment No. 1 to Schedule 13D filed by Tom Sosnoff with the Commission on January 9, 2009)
(d)(8)	Voting Agreement, dated as of January 8, 2009, by and between TD AMERITRADE and Scott Sheridan (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to Schedule 13D filed by Scott Sheridan with the Commission on January 9, 2009)
(g)	Not applicable
(h)	Not applicable

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THINKORSWIM GROUP INC.
By:	/s/ LEE BARBA
Name:	Lee Barba
Title:	Chairman and Chief Executive Officer
Date:	April 17, 2009

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plan or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3
EXHIBIT INDEX
SIGNATURE